5100 W. Copans Rd. Suite 710  Margate, FL 33063     Phone 954-974-5818  Fax 954-974-5720

www.medianetgroup.com     www.bsprewards.com

April 2, 2009

Mr. Andrew Mew

Accounting Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-0404

Re:	MediaNet Group Technologies, Inc.

Supplemental staff letter on Form 10-K for Fiscal Year Ended December 31, 2007.

File No. 0-49801

Dear Mr. Mew:

Pursuant to your comment letter dated January 26, 2009 in reference to the above filing, the following will answer accordingly. We have edgarized one version, and one copy is being sent via FedEx to you.

Consolidated Balance Sheets, page F-2

Question:

1.

We note your response to comment one of our letter dated January 6, 2009. Based on your response we see no evidence a valid right of setoff exists nor do we see any settlement of a liability by transferring assets. As a result, U.S. GAAP would require you to present the cash account and point liability on a gross basis. Please confirm you will present the amounts on a gross basis in future filings.

Answer:

1.

As you rightly point out, US GAAP would require us to present the cash account and point liability on a gross basis. We have reclassified the 2007 financials to show the cash and point liability on a gross basis. In 2008 we did not have any cash segregated to offset the point liability. Therefore, in 2008 the point liability is show gross. We have also included in the notes to the financial statement a note explaining this. See Form 10-K, December 31,2008 pages F-2 and F-9.

Notes to the Consolidated Financial Statements, page F-6

Summary of Significant Accounting Policies, page F-6

Question:

2.

We note your response to comment three in our letter dated January 6, 2049 and we are not persuaded by your response. Your letter dated December 23, 2008 states the deliverables in the loyalty point program do not have stand alone value, As such, you should consider them as a single unit of accounting. In doing so your revenue recognition model should consider the 45 day return provision, i.e. the collectability criterion, and reflect the pattern in which obligations to customers are fulfilled over the two year membership period. Refer to SAB Topic 13. Please advise.

3.

We note your response to comment four in our letter dated January 6, 2009. If commissions to members and member providers are netted against loyalty points, as your’ response stated, plainly tell us what commissions you disclose to be excluded from gross profits, in operating expenses. If these costs are excluded from cost of sales you should disclose the amount and classification, as you agreed to do in your response letter dated December 23, 2008. Please advise.

Answer:

2.

In our revenue recognition model we recognize revenue when there is persuasive evidence that the fee is fixed or determinable and that collectability is reasonably assured. We do not have these elements in the first 45 days from the date of a sale by the merchant to our members. We do not get reports nor payment from the merchants until the 45 day period is over. This gives the merchants time to adjust its sales for returned merchandise and collection problems. This 45 day waiting period is part of the Company’s business practice, as envisioned in SAB Topic 13, to allow the merchant to eliminate these risks. When payment is received, after this waiting period, then the Company recognizes revenue and its obligation to its member as reflected in the points liability balance. Therefore, this 45 day waiting period is part of the pattern in which the Company reflects its obligation to customers over the two year membership period. See Form 10-K, December 31,2008 page F-8.

3.

The commissions to members and member providers are not excluded from cost of sales. They are not part of operating expenses, but have been shown as part of the cost of sales in the Statement of Operations. See Form 10-K, December 31,2008 page F-3.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

Martin A Berns, CEO

cc: Brian McAllister, Staff Accountant

Robert Hussey, Chairman, Audit Committee

Alfred Fernandez, Chief Financial Officer